Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2010

John L. Workman
Executive Vice President and
Chief Financial Officer
Omnicare, Inc.
1600 River Center II
100 East River Center Boulevard
Covington, KY 41011

Re: **Omnicare, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Definitive Proxy on Schedule 14A filed April 22, 2010
       File No. 001-08269

Dear Mr. Workman:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incentive-Based Compensation, page 17

1. Your discussion of the individual performance factors considered by the Committee is somewhat vague. Please expand your disclosure on pages 18-19 to include:

    • The Company's operational and financial goals for the year and the Company's level of achievement of those goals;

- How you measured the success of the business units, a description of the Company initiatives and the extent of involvement in such initiatives by each named executive;
- The specific recommendations made by Compensation Strategies and Mr. Gemunder;
- A description of the future expected contributions to the Company of each named executive; and
- to the extent that there were other material factors considered by the Committee in its evaluation of individual performance, please describe these as well.

In addition, to the extent it is not clear from the revised disclosure requested above, please clarify how the Committee determined from its consideration of the various individual performance factors that the performance of the executives was sufficiently strong to merit a performance multiplier of 1.0x.

Long-Term Incentives, page 19

2. Your discussion of the performance factors considered by the Committee in determining the amount of each equity award is somewhat vague. Please expand your disclosure on pages 19-20 to include:

- The Company's operational and financial goals for the year and the Company's level of achievement of those goals;
- A summary of the information provided by Compensation Strategies as to awards made at the peer group companies;
- The specific recommendations made by Compensation Strategies and Mr. Gemunder;
- A description of the level of responsibility and future expected contributions to the Company of each named executive; and
- to the extent that there were other material factors considered by the Committee in its evaluation of individual performance, please describe these as well.

In addition, to the extent it is not clear from the revised disclosure requested above, please clarify how the Committee's analysis of these enumerated factors translated into the specific equity awards granted.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director